Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com



Brambles

1 November 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the
"Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act"). The Company's file number is
indicated in the upper right hand corner of each unbound page submitted with
this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents
submitted with this letter are being submitted with the understanding that such
documents will not be deemed "filed" with the Securities and Exchange
Commission or otherwise subject to the liabilities of Section 18 of the Exchange
Act, and that neither this letter nor the submission of such documents shall
constitute an admission for any purpose that the Company is subject to the
Exchange Act.

Yours faithfully

SG Walters

Sandra Walters
Assistant Company Secretary

Encl

Registered in England No. 4134697 Registered Office: as above

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

      Brambles Industries plc

2)   Name of shareholder having a major interest

      Franklin Resources, Inc. and its affiliates

3)   Please state whether notification indicates that it is in respect of
      holding of the shareholder named in 2 above or in respect of a
      non-beneficial interest or in the case of an individual holder if it is a
      holding of that person's spouse or children under the age of 18

      On behalf of clients of Franklin Resources, Inc. and its affiliates

4)   Name of the registered holder(s) and, if more than one holder, the
      number of shares held by each of them

      See list below

5)   Number of shares/amount of stock acquired

      N/A

6)   Percentage of issued class (any treasury shares held by company should not
      be taken into account when calculating percentage)

      N/A

7)   Number of shares/amount of stock disposed

      Not disclosed

8)   Percentage of issued class (any treasury shares held by company should not
be taken
      into account when calculating percentage)

      Not disclosed

9)   Class of security

      Ordinary shares of 5p each

10)   Date of transaction

      Not advised

11)   Date company informed

      29 October 2004

12)   Total holding following this notification

      43,155,034

13)   Total percentage holding of issued class following this notification (any
treasury shares

held by company should not be taken into account when calculating percentage)

5.96%

14)   Any additional information

15)   Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16)   Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 1 November 2004

Details of Registered Holders

Bank of New York, London	1,636,077
JP Morgan/Chase Nominees Ltd	22,682,701
Citibank Nominees Ltd.	530,466
HSBC London	805,020
Mellon Bank NA	4,186,900
Northern Trust Company	2,357,418
Royal Trust Corp of Canada, London	2,154,040
State Street Nominees Limited	8,802,412
Total	43,155,034